Comcam international, inc.

1140 Mcdermott drive

West Chester

Pennsylvania 19380

February 23, 2011

Joseph Kempf

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:  ComCam International, Inc.

        Form 10-K for the Fiscal Year Ended December 31, 2009

        Filed April 16, 2010

        Form 10-Q for the Quarterly Period Ended September 30, 2010

        Filed November 12, 2010

        File No. 000-51763

Dear Mr. Kempf:

Thank you for your comments dated January 26, 2011 to our amended submissions on Forms 10-K and 10-Q for ComCam International, Inc. dated January 14, 2011.

We write to confirm our request for up to an additional ten business days, or until March 9, 2011, to respond to your comments and to revise the affected submissions accordingly. Our request is predicated on the extra time required by our auditor to complete its audit of the period that remains subject to comment and the fact that our legal counsel will be in Asia all of next week.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Don Gilbreath

            Chief Executive Officer

            ComCam International, Inc.

            1140 McDermott Drive

            West Chester , Pennsylvania  19380

            Telephone: (610) 436-8089

            Facsimile: (610) 436-8079

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Don Gilbreath

Don Gilbreath, Chief Executive Officer